Exhibit 99.1

Mountain Province Diamonds Announces Results of Annual General & Special Meeting of Shareholders

Shares Issued and Outstanding: 158,966,333
TSX: MPV
NYSE MKT: MDM

TORONTO and NEW YORK, June 17, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce that the nominees listed in the management proxy circular for the 2015 Annual General & Special Meeting of Shareholders ("Annual Meeting") were elected as directors of the Company.  Detailed results of the vote for the election of directors held at the Annual Meeting in Vancouver on June 16, 2015 are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jonathan Comerford	104,966,582	95.34	5,130,004	4.66
Patrick Evans	108,961,721	98.97	1,134,865	1.03
Bruce Dresner	108,962,975	98.97	1,133,611	1.03
Peeyush Varshney	94,013,850	85.39	16,082.736	14.61
Carl Verley	104,957,956	95.33	5,138,630	4.67
David Whittle	104,963,989	95.34	5,132,597	4.66

At the Annual Meeting, KPMG LLP were re-appointed as auditor of the Company at remuneration to be fixed by the directors.  The Company's Stock Option Plan was re-approved by a majority of shareholders, excluding insiders eligible to receive stock options.

At the Annual Meeting a majority of disinterested shareholders, excluding Mr. Dermot Desmond and his associates and affiliates, approved the issuance of 712,500 common shares of the Company to Mr. Desmond, the Company's largest shareholder. The shares are in lieu of $2,850,000.00 cash, in settlement of the standby fee payable to Mr. Desmond pursuant to the Standby Guarantee Agreement dated February 17, 2015.

Pursuant to the Standby Guarantee Agreement, Mr. Desmond undertook to fully subscribe for those rights not otherwise subscribed for under the rights offering (the "Offering") conducted by the Company in February and March of this year.  As compensation the Company agreed to pay to Mr. Desmond a fee (the "Standby Fee") equal to 3.0% of the aggregate subscription price for the 23,761,783 common shares to be issued under the Offering.  Mr. Desmond and the Company have agreed that the Standby Fee will be payable in common shares of the Company at the Offering price of $4.00 per share, subject to TSX and disinterested shareholder approval.

The Standby Fee share issuance is a "related party transaction" under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"), a multilateral instrument of the Canadian Securities Administrators intended to regulate certain transactions to ensure the protection and fair treatment of minority security holders.  Mr. Desmond is an insider and a "related party" to the Company by virtue of owning more than 10% of the issued and outstanding voting common shares of the Company.  The share issuance is exempt from the from the formal valuation requirement of MI 61-101 as the fair market value of the Standby Fee shares does not exceed 25% of the Company's market capitalization.

The Company expects to issue a material change report including details of the related party transaction less than 21 days before issuance of the Standby Fee shares so the share issuance can be included in the Company's financial statements for the current fiscal quarter ending June 30, 2015.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest and richest new diamond development project.

The Gahcho Kué Project consists of a cluster of four diamondferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation.  Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives.  Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.  All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof.  The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 22:25e 17-JUN-15